Exhibit (d)(3)

November 3, 2018

Confidential

CVC Advisors (U.S.) Inc.

One Maritime Plaza

Suite 1610

San Francisco CA, 94111

Attention: Chris Colpitts,

Dear Chris:

Re:	Possible Transaction

ConvergeOne Holdings, Inc. (the “Company”) and CVC Advisors (U.S.) Inc. (“Buyer”) are currently in negotiations related to a possible transaction between the Company and Buyer involving the acquisition (a “Possible Transaction”) of the Company by a newly incorporated company (“Newco”) to be controlled by funds (“CVC Funds”) advised by Affiliates of Buyer. In recognition of the time and effort that Buyer and the Company have expended and in consideration of Buyer’s offer on November 2, 2018 for Newco to acquire 100% of the Company by paying $12.50 in cash per share of the Company on terms not materially less beneficial to the Company stockholders than those set forth in the draft merger agreement submitted to the Company by Buyer on November 2, 2018, each of the Company and Buyer, intending to be legally bound, agrees as set forth below in this letter (this “Exclusivity Letter”).

1. The Company acknowledges and agrees that, from the date hereof, until the expiration of the No-Shop Period (as defined in paragraph 10 below), it shall not, and shall not authorize or instruct any of its officers, directors or employees or any investment banker, attorney or other advisor or representative retained by it (together, the Company’s “Representatives”) to:

(a)	continue any solicitation, knowing encouragement, knowing facilitation, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal;

(b)

directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

The Company will be liable and responsible for any breach of this Exclusivity Letter by any of its Representatives. Immediately upon execution of this Exclusivity Letter until the expiration of the No-Shop Period, the Company shall not, and shall not permit any of its Representatives to, continue any ongoing discussions or negotiations (other than any ongoing discussions with Buyer or its Affiliates) relating to a possible Acquisition Proposal.

2. The Company acknowledges and agrees that neither this Exclusivity Letter nor any action taken in connection with this Exclusivity Letter will give rise to any obligation on the part of either party or its Affiliates to (a) continue any discussions or negotiations with the other party or such party’s Affiliates or (b) pursue or enter into any transaction or relationship of any nature with the other party or such Party’s Affiliates.

3. The parties acknowledge and agree that, in accordance with the terms of the Confidentiality Agreement between the Company and Buyer, dated August 31, 2018 (as it may be amended from time to time, the “NDA”), which shall remain in full force and effect, none of Buyer, its subsidiaries or their respective representatives, on the one hand, or the Company, its subsidiaries or their respective representatives, on the other hand, are authorized to disclose (a) the existence or terms of this Exclusivity Letter, (b) the existence of discussions or negotiations between the Company and Buyer, or (c) the existence or terms of any proposal regarding a Possible Transaction, except as may be provided in the NDA.

4. The Company acknowledges and agrees that, in addition to all other remedies available (at law or otherwise) to Buyer, Buyer shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this Exclusivity Letter. The Company further acknowledges and agrees that Buyer shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph 4, and the Company waives any right it may have to require that Buyer obtain, furnish or post any such bond or similar instrument.

5. The Company represents and warrants that the execution and delivery of this Exclusivity Letter and the performance by the Company of its obligations contemplated hereunder have been duly authorized on the part of the Company and will not conflict with, or result in any violation of, any agreement, contract, obligation, promise, commitment, undertaking or understanding (whether oral, written, express or implied) to which the Company or any of its direct and indirect subsidiaries is a party or by which the Company or any of its direct and indirect subsidiaries or any of their respective assets or properties may be bound or affected.

6. This Exclusivity Letter and the matters set forth herein will be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of law rules thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Delaware Court of Chancery and any state appellate court therefrom within Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising out of this Exclusivity Letter and agrees that process may be served upon them in any manner authorized by the laws of Delaware for such Persons.

7. EACH THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS EXCLUSIVITY LETTER OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE,

THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS EXCLUSIVITY LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS PARAGRAPH 7.

8. This Exclusivity Letter may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

9. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or an e-mail with a .pdf attachment) and shall be deemed given upon (a) personal delivery, (b) recipient’s confirmation of receipt of an e-mail with a .pdf attachment, or (c) confirmed delivery by standard overnight carrier or when mailed in the United States by certified or registered mail, postage prepaid, addressed to the receiving party at the following addresses:

if to Buyer to:

CVC Advisors (U.S.) Inc.

One Maritime Plaza

Suite 1610

San Francisco CA, 94111

Attention: Chris Colpitts

E-mail: ccolpitts@cvc.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020-1095

Attention: Oliver Brahmst; Chang-Do Gong

Email: obrahmst@whitecase.com; cgong@whitecase.com

if to the Company, to:

Cooley LLP

Attn: Mehdi Khodadad

3175 Hanover Street

Palo Alto, CA 94304

Email: mkhodadad@cooley.com

or to such other address, or e-mail address as such party may hereafter specify for the purpose by notice to each other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

10. For purposes of this Exclusivity Letter:

(a)

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and when used in relation to Buyer, shall also include (i) Newco, (ii) CVC Funds and (iii) CVC Capital Partners SICAV-FIS SA and its subsidiaries.

(b)	“Acquired Corporations” shall mean the Company and each of its subsidiaries.

(c)

“Acquisition Proposal” shall mean any bona fide proposal or offer from any Person (other than Buyer and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any direct or indirect (A) acquisition, sale or license of assets or properties of the Acquired Corporations equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings are attributable (other than non-exclusive out-bound licenses in the ordinary course of business), in each case, including through the acquisition of securities or assets of one or more Acquired Corporations, (B) issuance, acquisition or other disposition of 15% or more of the outstanding Shares or voting power of the Company, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares or other voting securities of the Company, (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any other Acquired Corporation that would constitute a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of the Company that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares or voting power of the Company, in each case other than the Transactions or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, net revenues, net income or Shares or voting power of the Company involved is 15% or more.

(d)

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, domestic, national, provincial or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity, any regulatory, self-regulatory, administrative body or Entity and any court, arbitrator or other tribunal, in each case whether federal, state, local, municipal, foreign, domestic, national, provincial or otherwise.

(e)

“No-Shop Period” shall mean the period commencing on the date hereof and ending at 5:00 p.m. PT, on the earlier of (i) November 5, 2018 and (ii) the date on which Buyer advises the Company that Buyer is abandoning a Possible Transaction and terminating all discussions with respect thereto.

(f)

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

(g)	“Person” shall mean any individual, Entity or Governmental Body.

11. This Exclusivity Letter supersedes all prior agreements, written or oral, between the Company and Buyer relating to the subject matter hereof. This Exclusivity Letter may not be modified, changed, discharged or waived, in whole or in part, except by a writing signed by an authorized representative of the party against whom enforcement of such modification, change, discharge or waiver is sought. Any assignment of this Exclusivity Letter by either party without the other party’s prior written consent shall be void. The parties hereto have participated jointly in the negotiation and drafting of this Exclusivity Letter. In the event an ambiguity or question of intent or interpretation arises, this Exclusivity Letter shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Exclusivity Letter.

[Signature page follows.]

Please confirm your agreement to the terms set forth in this Exclusivity Letter by executing the duplicate original of this Exclusivity Letter that is enclosed and return the same to the undersigned. The obligations set forth in this Exclusivity Letter shall immediately be binding upon your acceptance of this letter.

Very truly yours,

CONVERGEONE HOLDINGS, INC.

By:	/s/ John A. McKenna, Jr.
Name: John A. McKenna, Jr.
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED:

CVC ADVISORS (U.S.) INC.

By:	/s/ Christopher J. Stadler
Name: Christopher J. Stadler
Title: Managing Partner